UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark one):

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _________________.

Commission file number 1-6961

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TEGNA 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TEGNA Inc.

8350 Broad Street, Suite 2000

Tysons, Virginia 22102

TEGNA 401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Administrator and Plan Participants of TEGNA 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of TEGNA 401(k) Savings Plan (the “Plan”) as of December 31, 2024 and 2023 and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2024 and Schedule G, Part III – Nonexempt Transactions as of and for the year ended December 31, 2024 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects,in relation to the financial statements as a whole.

/s/ PricewaterhouseCoopers LLP

Washington, District of Columbia

June 27, 2025

We have served as the Plan’s auditor since 2018.

TEGNA 401(k) Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2024	2023

Assets
Investments, at fair value	$988,430,772	$889,723,905

Notes receivable from participants	4,760,739	4,589,145
Employer contributions receivable	769,107	1,546,279
Employee contributions receivable	1,435,300	1,440,853
Due from brokers	10,253	14,436
Total Receivables	6,975,399	7,590,713

Total Assets	$995,406,171	$897,314,618

Liabilities
Accrued expenses	125,304	217,804
Total Liabilities	125,304	217,804

Net Assets Available for Benefits	$995,280,867	$897,096,814

The accompanying notes are an integral part of these financial statements.

TEGNA 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended
December 31, 2024

Investment Income:
Interest and dividends	$14,600,506
Net appreciation in fair value of investments	128,750,322
Net investment income	143,350,828

Contributions:
Employer, net	18,712,103
Employee	40,722,702
Rollover	3,853,787
Total contributions	63,288,592

Interest income on notes receivable from participants	374,033
Total additions	207,013,453

Benefits paid to participants	108,298,890
Administrative expenses	530,510
Total deductions	108,829,400

Net increase	98,184,053

Net assets available for benefits
Beginning of year	897,096,814
End of year	$995,280,867

The accompanying notes are an integral part of these financial statements.

TEGNA 401(k) Savings Plan

Notes to Financial Statements

1.
Description of the Plan

General

The TEGNA 401(k) Savings Plan (the Plan) is a defined contribution plan that was established effective October 1, 1989. The Plan covers substantially all employees who are employed by TEGNA Inc. (the Company or the Plan Sponsor) and certain of its subsidiaries. Certain collective bargaining agreements and personal service contracts may exclude or restrict some employees' participation in the Plan. Certain business units may also be determined to be ineligible for plan participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The TEGNA Benefit Plans Committee (the Committee) is responsible for the general administration of the Plan. Fidelity Management Trust Company (FMTC) is the trustee of the Plan, and administration and recordkeeping are performed by Fidelity Investments.

The Plan adopted a Safe Harbor plan design effective January 1, 2018. Company contributions for employees active as of January 1, 2018 became immediately 100% vested. All company contributions made after this date also become immediately 100% vested. A Safe Harbor match was initiated for all match-eligible participants, with the Company matching $1 for $1 on the first 4% of participant deferrals. Effective January 1, 2024, the additional "true-up" matching contribution was eliminated.

Participants should refer to the updated TEGNA 401(k) Savings Plan document and the Plan's Summary Plan Description for more details and information on the Plan’s provisions.

The Plan has automatic deferral contributions (auto-enrollment). This feature sets all eligible employees to be automatically enrolled at a pretax election of 4% of compensation (unless they decide to opt out) as of the earliest practicable payroll period after the enrollment date. The Plan also has automatic escalations. This annual feature sets all eligible employees to have their salary deferral election increased annually, each April 1st, by 1%, up to a maximum of 10% of compensation (unless they decide to elect a different auto-increase percentage or opt out). Special eligibility and participation rules apply to certain business units.

Plan Benefits

Company contributions are generally funded with common stock of the Company in an amount equal to the required contributions, and such stock is allocated to participant accounts based on a matching formula and sliding scale contribution formula. All Plan participants, regardless of age or years of participation, can transfer at any time (subject to insider trading blackouts) all or part of their allocated Company stock to one or more of the other investment funds available in the Plan. Upon a participant's termination of employment, the participant has the right to receive his or her vested interest in all accounts, including any Company common shares in-kind. Dividends are paid quarterly and reinvested back into company stock if not distributed to participants.

Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 11 core investment options, the TEGNA Common Stock, and a suite of 12 target date maturity commingled funds, as well as a self-directed brokerage account. The Plan allocates investment income to participants’ accounts daily.

TEGNA 401(k) Savings Plan

Notes to Financial Statements (continued)

Upon termination of employment, disability, or death, participants or their beneficiaries are generally eligible to receive their benefits in a lump sum or as elected, through periodic withdrawals. Limited hardship withdrawals and in-service distribution opportunities for eligible participants are also available for active employees.

Contributions

The maximum deferral percentage amount is 80% for before-tax and/or Roth deferrals. Contributions are made on a payroll period basis. Participants may also contribute rollover amounts representing distributions from other qualified 401(k) plans. Additionally, an eligible participant who has attained age 50 before the close of the Plan Year is eligible to make tax-deferred catch-up contributions in accordance with, and subject to the limitations of Section 414(v) of the Internal Revenue Code (Code).

The employer's Safe Harbor match is 100% of the first 4% of compensation that a participant contributes. In addition to the Safe Harbor match, the Plan provides for employer contributions (referred to as "sliding scale" contributions) to certain participants whose benefit under the Company's defined benefit plan was frozen as of August 1, 2008, and who satisfy certain service, age and other requirements. The employer sliding scale contribution is calculated as a percentage of the participant's compensation. The employer Safe Harbor match and sliding-scale contributions are made through issuing common stock from the Company's treasury stock and depositing it in the participants' accounts. Employer Safe Harbor match and sliding-scale contributions in the Company’s treasury stock totaled approximately $18.7 million for the year ended December 31, 2024.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and allocations of the Plan's earnings, and is charged with a quarterly flat fee for plan administrative expenses. Plan earnings are allocated based on the participant’s share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant Loans

Under the terms of the Plan, generally, participants can elect to borrow from their accounts in an amount up to 50% of their vested account balance, excluding the Company contributions and the related earnings, with a minimum loan of $1,000 and a maximum of $50,000. The loans are collateralized by the balance in participants’ accounts, and the interest rate applied to participant loans is updated daily at the prime rate plus 1%. Loans have maturities for a period not to exceed five years. Interest rates (prime rate +1%) ranged from 3.50% to 9.50% on December 31, 2024 and 2023.

Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will receive 100% of their vested account balances.

TEGNA 401(k) Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States of America may require management to make estimates and assumptions that affect the amounts reported in the financial statements, and accompanying notes. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Contributions from Plan participants and the Safe Harbor matching contributions from an Employer are recorded in the year in which the employee contributions are withheld from compensation.

Investment Valuation and Income Recognition

The investments included in the Plan are held at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 6 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Statement of Changes in Net Assets Available for Benefits presents the net change in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments bought and sold as well as held during the year.

Plan Expenses

Direct administrative expenses are charged to the participants’ accounts, as provided by the Plan’s provisions. A quarterly plan administrative flat fee is applied to participant accounts to cover a variety of administrative expenses, including record keeping, trustee, legal, audit, investment advisor, and other services. The Company may elect to pay for certain Plan expenses, and such expenses are excluded from these financial statements. Expenses paid by the Plan are shown on the Statement of Changes in Net Assets Available for Benefits.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2024 or 2023 as the loans are fully collateralized. If a participant ceases to make loan repayments and the plan administrator deems the participant's loan to be a distribution, the participant's loan balance is reduced, and a benefit payment is recorded.

TEGNA 401(k) Savings Plan

Notes to Financial Statements (continued)

3. Parties-in-Interest and Related Party Transactions

As of December 31, 2024 and 2023, the Plan held an investment of the Company's common stock of 6.2 million and 5.9 million shares, respectively. The Plan earned dividend income from the Company's common stock of approximately $2.2 million for the year ended December 31, 2024. For the year ended December 31, 2024, less than $0.1 million of the Company's common stock was purchased, and approximately $10.7 million was sold.

The Plan invests in various Fidelity Funds, which are sponsored by Fidelity, the current Trustee of the Plan. Those transactions qualified as party-in-interest transactions and were exempt from the prohibited transaction rules under ERISA. No direct fees were paid by the Plan to the Trustee for investment management services related to these investments for the year ended December 31, 2024.

In addition, notes receivable from participants are considered to be party-in-interest transactions for which a statutory exemption from the prohibited transaction regulation exists.

4. Income Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated August 29, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code). Subsequent to the receipt of the determination letter, the Plan was amended. Plan management believes the Plan is designed and is being operated in compliance with the applicable requirements of the Code.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken that would result in a tax liability or tax asset at December 31, 2024 and 2023. The Plan is subject to routine audits by taxing jurisdictions. The Plan administrator believes it is not subject to income tax examinations for years prior to 2021.

5. Reconciliation of Audited Financial Statements to the Form 5500

There are no reconciling items between the Plan's financial statements and the draft Form 5500 for net assets available for benefits as of December 31, 2024 and 2023, or for net increase in net assets available for benefits for the year ended December 31, 2024.

6. Fair value measurement

The accounting standard for fair value measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). To measure fair value, a hierarchy has been established that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs. As such, the hierarchy gives the highest priority to

TEGNA 401(k) Savings Plan

Notes to Financial Statements (continued)

unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

Level 1 Quoted market prices in active markets for identical assets or liabilities;

Level 2 Inputs other than Level 1 inputs that are either directly or indirectly observable; and

Level 3 Unobservable inputs developed using our own estimates and assumptions, which reflect those that a market participant would use.

During 2024, there were no transfers between levels.

The assets or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Below is a description of the valuation techniques and inputs used for assets measured at fair value. There have been no changes in the methodologies used on December 31, 2024 and 2023.

Common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Self-directed brokerage accounts consist entirely of actively traded mutual funds, which are valued using unadjusted quoted prices for identical assets from publicly available pricing sources.

Commingled funds offer portfolios with asset allocations designed for varying retirement dates or the year in which one expects to start drawing on their retirement assets. These portfolios share the common goal of first growing and then later preserving principal and may contain a mix of U.S. common stocks, International stocks, Treasury Inflation Protected securities, U.S. issued bonds and cash. Commingled funds also include common collective trusts. Commingled funds are valued at the Net Asset Value (NAV) established by the fund manager on a daily basis. The NAV is used as a practical expedient to estimate fair value and is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. No unfunded commitments exist.

TEGNA 401(k) Savings Plan

Notes to Financial Statements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024 and 2023:

December 31, 2024	Level 1	Level 2		Level 3		Total
Common stock - TEGNA Inc.	$112,674,609	$	−	$	−	$112,674,609
Mutual funds	307,777,222		−		−	307,777,222
Self-directed brokerage accounts	14,181,294		−		−	14,181,294
Total	$434,633,125	$	−	$	−	$434,633,125

Investment valued using NAV as a practical expedient:
Commingled funds						$553,797,647

Total investment at fair value						$988,430,772

December 31, 2023	Level 1	Level 2		Level 3		Total
Common stock - TEGNA Inc.	$90,542,503	$	−	$	−	$90,542,503
Mutual funds	286,860,369		−		−	286,860,369
Self-directed brokerage accounts	10,666,041		−		−	10,666,041
Total	$388,068,913	$	−	$	−	$388,068,913

Investment valued using NAV as a practical expedient:
Commingled funds						$501,654,992

Total investment at fair value						$889,723,905

Fair Value of Investments that calculate Net Asset Value

	Fair Value
	December 31,		Redemption	Redemption
Commingled Investment Funds	2024	2023	Frequency	Notice
U.S. Equity Index	$104,410,190	$80,738,215	Daily	None
Target Date Maturity	410,557,587	377,189,342	Daily	None
U.S. Fixed Income	38,829,870	43,727,435	Daily	None
Total	$553,797,647	$501,654,992

7. Prohibited Transactions

During 2023, the Plan's Sponsor inadvertently misallocated three PricewaterhouseCoopers (PwC) invoices for $92,500 each that resulted in erroneous payments to PwC in excess of the value of services provided to the Plan. As defined by ERISA, these payments were considered prohibited transactions. The Plan was reimbursed for the erroneous payments within the same plan year. As of December 31, 2023, the Plan had received reimbursement for these erroneous payments from PwC. As of July 31, 2024, the Plan's Sponsor had settled the loss on earnings, interest, and excise tax associated with this transaction.

The Company believes these prohibited transactions do not affect the tax status of the Plan.

TEGNA 401(k) Savings Plan

Notes to Financial Statements (continued)

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate risk, market risk, and credit risk. Market Risks include global events which could impact the value of investment securities, such as pandemics, international conflicts, and tariffs. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9. Subsequent Events

Management evaluated subsequent events for the Plan through the date the financial statements were available to be issued. No material events have occurred since December 31, 2024 that require recognition or disclosure in these financial statements, except as follows:

Effective January 1, 2025, the Company will change the frequency of its 401(k) match contributions from bi-weekly to annually. Additionally, employees must remain employed by the Company on December 31st of each year in order to receive the matching contribution in the subsequent year.

In addition, effective January 1, 2025, the Plan is no longer intended to have a Safe Harbor plan design, and the Company's sliding scale contributions will be discontinued.

Further, effective January 1, 2025, the Plan has adopted the new regulations which permit a higher catch-up contribution limit for a year in which an employee attains age 60 - 63 by the end of the applicable year. The catch-up contribution limit for these individuals is the greater of $10,000 or 150% of the regular catch-up contribution.

TEGNA 401(k) Savings Plan

EIN # 16-0442930 Plan #002

SCHEDULE G, Part III - Nonexempt Transactions

As of and for the year ended December 31, 2024

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transaction including maturity date, rate of interest, collateral, par or maturity value	(d) Purchase price		(e) Selling price		(f) Lease rental		(g) Transaction expenses	(h) Cost of asset			(i) Current value of asset		(j) Net gain (or loss) on each transaction
PricewaterhouseCoopers	Service Provider	Erroneous payment to service provider in connection with error in allocating invoice; reversed same plan year.	$	−	$	−	$	−	$92,500	$		−	$	−	$	−
PricewaterhouseCoopers	Service Provider	Erroneous payment to service provider in connection with error in allocating invoice; reversed same plan year.		−		−		−	92,500		-			−		−
PricewaterhouseCoopers	Service Provider	Erroneous payment to service provider in connection with error in allocating invoice; reversed same plan year.		−		−		−	92,500		-			−		−

* These amounts were reimbursed to the Plan by 12/31/2023. Lost earnings and interest of $19,526.53 were reimbursed by the Plan Sponsor to the Plan, and excise taxes of $2,796.79 were settled by the Plan Sponsor with the IRS by the end of July 2024.

TEGNA 401(k) Savings Plan

EIN # 16-0442930 Plan #002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*TEGNA Inc. Common Stock	Employer Common Stock	**	$112,674,609

*Self Directed Brokerage Accounts	Mutual Funds	**	$14,181,294

American Europacific Growth Fund	Mutual Fund	**	$20,730,908
Dodge & Cox Inc Fund	Mutual Fund	**	25,619,058
*FID 500 Index	Mutual Fund	**	170,742,320
*FID Extended Market Index	Mutual Fund	**	21,114,662
*FID Global Ex US Index	Mutual Fund	**	8,332,929
*FID US Bond Index	Mutual Fund	**	10,413,072
MFS Value Fund Class R6	Mutual Fund	**	32,882,116
Blackrock Advantage SMID Cap K	Mutual Fund	**	17,468,422
Vanguard Federal Money Market Fund	Mutual Fund	**	473,735
Total Mutual Funds			$307,777,222

Goldman Sachs Stable Value Collective Trust	Commingled Fund	**	$38,829,870
*FID FRDM INX Target Retirement Fund 2015	Commingled Fund	**	9,027,089
*FID FRDM INX Target Retirement Fund 2020	Commingled Fund	**	19,821,001
*FID FRDM INX Target Retirement Fund 2025	Commingled Fund	**	50,276,042
*FID FRDM INX Target Retirement Fund 2030	Commingled Fund	**	73,182,246
*FID FRDM INX Target Retirement Fund 2035	Commingled Fund	**	64,780,946
*FID FRDM INX Target Retirement Fund 2040	Commingled Fund	**	55,798,548
*FID FRDM INX Target Retirement Fund 2045	Commingled Fund	**	50,899,594
*FID FRDM INX Target Retirement Fund 2050	Commingled Fund	**	41,225,904
*FID FRDM INX Target Retirement Fund 2055	Commingled Fund	**	23,932,360
*FID FRDM INX Target Retirement Fund 2060	Commingled Fund	**	13,392,650
*FID FRDM INX Target Retirement Fund 2065	Commingled Fund	**	4,085,547
*FID FRDM INX Target Retirement Fund Income	Commingled Fund	**	4,135,660
T Rowe Price Blue Chip Growth Trust	Commingled Fund	**	104,410,190
Total Commingled Funds			$553,797,647

*Loans to participants	Participant loans, interest rates on loans are 3.5% - 9.5%		$4,760,739

Total Investments			$993,191,511

* Party-in-interest

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TEGNA 401(k) Savings Plan

Date: June 27, 2025	By:	/s/ Jeffery Newman
Jeffery Newman
Senior VP, Chief Human Resource Officer

EXHIBITS

Exhibit Number Description of Exhibit

23.1	Consent of PricewaterhouseCoopers LLP
Independent Registered Public Accounting Firm